SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
TAX ID (CNPJ/MF): 02.808.708/0001-07
NIRE: 35.300.157.770

Publicly-Held Company

EXTRAORDINARY SHAREHOLDERS’ MEETING
CALL NOTICE

The shareholders of Companhia de Bebidas das Américas - AmBev are hereby summoned to gather on August, 27th, 2004, at 8:00 a.m., at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor (part of), suites 41 and 42, Itaim Bibi, in an Extraordinary Shareholders’ Meeting, to resolve about the following AGENDA:

(i)

modify the authorized limit for the increase of Company’s capital regardless of the necessity of a   statutory amendment from 45.000.000.000 to 70.000.000.000 shares, therefore amending article   10 of Company’s bylaws; and

(ii)

discuss the merger of Labatt Holding into the Company, taking into consideration the terms and   conditions established in the protocol and justification of incorporação, which constitutes   an exhibit to the minutes of Company’s Extraordinary Shareholders’ Meeting held on May 18th,   2004 (“Protocol and Justification”), and for this purpose:

a.

examine, discuss and approve the appraisal report of the net worth of Labatt Brewing Canada   Holding Ltd. (“Labatt Holding”), drawn up, for the purposes of the provisions of article   226 and according to the terms of article 8, both of Law No. 6,404/76, by the specialized   company APSIS Consultoria Empresarial S/C Ltda.; and

b.

discuss the increase in Company’s capital as a result of the merger mentioned in item (iv) above,   upon transfer of Labatt Holding’s net worth to the Company, with the issue of   7.866.181.882 common and 11.398.181.319 preferred shares to be attributed to the sole   shareholder of Labatt Holding, based on the exchange ratio determined in the Protocol and   Justification; and, consequently amending the head of article 5 of the Company’s Bylaws.

General Information:

- As mentioned in the Press Release published on March 18th, 2004, the proposal of the merger of Labatt Holding into the Company submitted to the Brazilian Central Bank for exchange and foreign capital registration purposes was subject matter of prior authorization on July 23, 2004.

- The following documents remain available for the shareholders, at the Company’s headquarters and in the Internet – site www.ambev-ir.com, under investors, section news: (i) Protocol and Justification of Incorporação, including the proposal of amendment to the heading of article 5 of the Company’s bylaws; and (ii) economic value appraisal reports of the Company and of Labatt Holding drawn up by Citigroup Global Markets Inc. and by JP Morgan Securities Inc., and corresponding exhibits. Additionally, the following documents are available for the shareholders, as of today and in the same places indicated above: (iii) the final appraisal report of Labatt Holding’s net worth and corresponding exhibits through which one can verify that it is worth at least R$14.791.198.000,00; and (iv) the comparison of the net equities of the Company and of Labatt Holding, at market prices, pursuant to article 264 of Law No. 6,404/76, furnished for shareholders information.

- The proxies granting special powers for purposes of shareholders’ representation at the meeting referred to herein shall be deposited at the Company’s headquarters, in the Legal Department, with at least three (03) business days prior to the date set for the holding of the meeting.

- The participant shareholders of the Fungible Custody of Registered Shares of the São Paulo Stock Exchange - BOVESPA that wish to participate in this meeting shall deliver statement containing its corresponding equity interest, issued by the competent depositary institution at least forty-eight (48) hours before the holding of the meeting.

São Paulo, July 27th, 2004

Marcel Herrmann Telles	Victório Carlos De Marchi
Co-Chairmen of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2004

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.